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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             OR 15d-17 THEREUNDER


                             CYTOGEN CORPORATION
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                (Exact name of issuer as specified in charter)

           600 College Road East, CN 5308, Princeton, NJ 08540-5308
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                   (Address of principal executive officer)

Issuer's telephone number, including area code  (609) 987-8200
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

5.    Title of security      Common Stock, par value $.01 per share
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6.    Number of shares outstanding before the change  34,413,003
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7.    Number of shares outstanding after the change  44,270,955
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8.    Effective date of change  October 20, 1995
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9.    Method of change:

      Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): On October 20, 1995, Cellcor, Inc. ("Cellcor") was merged with and into Cellcor Acquisition Corp., a wholly-owned subsidiary of Cytogen Corporation (the "Merger").

      Give brief description of transaction: In connection with the Merger, each outstanding share of Cellcor common stock was converted into the right to receive .60 shares of Cytogen Common Stock and each outstanding share of Cellcor Convertible Preferred Stock was converted into the right to receive 218.94 shares of Cytogen Common Stock, for an aggregate of 4,713,564 shares of Cytogen Common Stock. In addition, 5,144,388 shares of Cytogen common stock were purchased by record holders of Cellcor common stock in the subscription offering made by Cytogen to such Cellcor common stockholders.

                         II. CHANGE IN NAME OF ISSUER

1.    Name prior to change
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2.    Name after change
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3.    Effective date of charter amendment changing name
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4.    Date of shareholder approval of change, if required
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Date  October 27, 1995                   /s/ T. Jerome Madison
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                                          (Officer's signature and title)
                                      T. Jerome Madison,
                                      Vice President and Chief Financial Officer